EXPENSE LIMITATION AGREEMENT This Expense Limitation Agreement (the “Agreement”), is made and entered into as of May 8, 2026, between Global X Funds (“Trust”), on behalf of each of Global X PureCap MSCI Financials ETF, the Global X PureCap MSCI Health Care ETF, the Global X PureCap MSCI Industrials ETF, the Global X PureCap MSCI Materials ETF, the Global X PureCap MSCI Utilities ETF, and the Global X PureCap MSCI Real Estate ETF (each, a “Fund” and collectively, the “Funds”), and Global X Management Company LLC (“Adviser”). WHEREAS, the Adviser has advised the Board of Trustees of the Trust that, because of competitive fee pressures, it desires to limit each Fund’s total annual fund operating expenses; and WHEREAS, the Board of Trustees has considered the Adviser's request and agrees that limiting each of the Fund's expenses, as provided for in this Agreement, is in the best interest of each Fund and its shareholders. NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, Trust and Adviser agree as follows: 1. With respect to each Fund, for the period commencing as of the date of this Agreement through at least April 1, 2028, the Adviser has contractually agreed to waive any fees payable to Adviser and/or reimburse expenses for each Fund in an amount sufficient to keep the total annual operating expenses (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest and extraordinary expenses (such as litigation and indemnification expenses)) to 0.15% of each respective Fund's average daily net assets per year ("Maximum Permitted Rate"). 2. The Adviser understands and intends that each Fund will rely on this Agreement in preparing and filing its registration statements on Form N-l A and in accruing the expenses of such Fund for purposes of calculating net asset value (and otherwise) and expressly permits such Fund to do so. 3. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware, without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940 ("1940 Act"), the Investment Advisers Act of 1940 ("Advisers Act") or other applicable federal law. Where the effect of a requirement of the 1940 Act, Advisers Act or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto. 4. The term of this Agreement ends on April 1, 2028. This Agreement may be extended from year-to-year subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who· are not "interested persons" of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above. GLOBAL X FUNDS By: ________________ Name: Jasmin Ali Title: Secretary GLOBAL X MANAGEMENT COMPANY LLC By: ________________ Name: Alex Ashby Title: Chief Operating Officer